Exhibit 99.1

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Balance Sheets	2-3

Consolidated Statements of Income	4

Consolidated Statement of Comprehensive Income	5

Statements of Changes in Shareholders' Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Interim Financial Statements	9-21

- - - - - - - - - - - - -

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,477	$18,464
Short-term bank deposits	-	22,000
Available for sale marketable securities	12,069	4,527
Trade receivables, net	29,477	22,598
Other accounts receivable and prepaid expenses	3,903	3,314
Inventories	22,955	15,803

Total current assets	86,881	86,706

Available for sale marketable securities	26,145	29,152
Property and equipment, net	8,337	4,778
Goodwill	5,092	-
Intangible assets, net	3,586	1,023
Other assets	2,145	1,693

Total long-term assets	45,305	36,646

Total assets	$132,186	$123,352

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

2

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$14,354	$13,230
Employees and payroll accruals	4,590	4,383
Deferred revenues and advances from customers	1,312	1,008
Other payables and accrued expenses	5,972	2,630

Total current liabilities	26,228	21,251

LONG TERM LIABILITIES:
Accrued severance pay	1,564	1,839
Payment obligation related to acquisition	1,030	-

Total long-term liabilities	2,594	1,839

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares at December 31, 2015 and September 30, 2016 (Unaudited), respectively; Issued and Outstanding: 30,295,949 shares and 30,704,348 shares at December 31, 2015 and September 30, 2016 (Unaudited), respectively	77	76
Accumulated other comprehensive income (loss)	167	(283)
Additional paid in capital	91,714	89,071
Retained earnings	11,406	11,398

Total shareholders' equity	103,364	100,262

Total liabilities and shareholders' equity	$132,186	$123,352

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

3

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Nine months ended September 30,
	2016	2015
	Unaudited

Revenues	$76,707	$60,907
Cost of revenues	40,924	32,377

Gross profit	35,783	28,530

Operating expenses:
Research and development	12,293	8,573
Selling and marketing	13,585	9,175
General and administrative	9,279	7,213

Total operating expenses	35,157	24,961

Operating income	626	3,569

Finance income (expenses), net	93	(170)

Income before taxes on income	719	3,399
Taxes on income	711	739

Net income	$8	$2,660

Basic net earnings per share	$0.00	$0.12

Diluted net earnings per share	$0.00	$0.11

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

4

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited

Net income	$8	$2,260

Other comprehensive income (loss):

Available-for-sale marketable securities:
Changes in unrealized gain (losses)	340	(54)
Reclassification adjustments for gain included in net income	(2)	-

Net change	338	(54)

Cash flow hedges:
Changes in unrealized gain	152	(26)
Reclassification adjustments for loss included in net income	(62)	(32)

Net change	90	(58)

Foreign currency translation adjustment	22	111

Net change in accumulated comprehensive income (loss)	450	(1)

Comprehensive income	$458	$2,259

The accompanying notes are an integral part of the unaudited interim financial statements

5

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid in capital	other comprehensive income	Retained earnings	Total Shareholders' equity

Balance at January 1, 2016	30,295,949	76	89,071	(283)	11,398	100,262

Exercise of options	408,399	1	563	-	-	564
Share-based compensation	-	-	2,080	-	-	2,080
Other comprehensive loss	-	-	-	450		450
Net income	-	-	-	-	8	8

Balance at September 30, 2016 (Unaudited)	30,704,348	77	91,714	167	11,406	103,364

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

6

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited
Cash flows used in operating activities:

Net income	$8	$2,660
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,007	1,279
Share based compensation	2,080	1,626
Amortization of premium and accretion of discount on available for sale marketable securities	338	26
Accretion of payment obligation	90	-
Increase in trade receivables	(6,772)	(7,726)
Increase in other receivables and prepaid expenses	(529)	(1,655)
Increase in inventories	(4,697)	(3,361)
Increase in deferred taxes, net	(368)	(76)
Increase in other assets	(356)	(57)
Increase in trade payables	1,449	3,101
Increase in employees and payroll accruals	199	1,486
Increase (decrease) in deferred revenues and advances from customers	298	(1,281)
Increase in other payables and accrued expenses	2,061	729
loss from sale of property and equipment	6	-
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(138)	409

Net cash used in operating activities	(4,324)	(2,840)

Cash flows provided by (used in) investing activities:

Purchase of property and equipment	(4,487)	(1,052)
Cash paid in connection with acquisition	(9,206)	(1,000)
Proceeds from bank deposits, net	22,000	(11,000)
Proceeds from maturity of marketable securities	3,500	1,500
Proceeds from sale of marketable securities	1,523	8
Purchase of marketable securities	(9,564)	(27,428)

Net cash provided by (used in) investing activities	3,766	(38,972)

Cash flows provided by financing activities:
Proceeds from initial public offering, net	-	74,180
Exercise of employee stock options	564	60

Net cash provided by financing activities	564	74,240

Foreign currency translation adjustments on cash and cash equivalents	7	(44)

Increase in cash and cash equivalents	13	32,384
Cash and cash equivalents at the beginning of the period	18,464	4,993

Cash and cash equivalents at the end of the period	$18,477	$37,377

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

7

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment on credit	$95	$145

Inventory transferred to be used as property and equipment	$1,090	$592
Property and equipment transferred to be used as inventory	$-	$106

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

8

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value added services.

b.	The Company has established wholly-owned subsidiaries in Israel, the United States, Germany and Hong Kong. The Company's subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2015 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2015, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 17, 2016. Results for the nine months ended September 30, 2016 are not necessarily indicative of results that may be expected for the year ending December 31, 2016.

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Impact of recently issued accounting standard not yet adopted:

1.	Stock Compensation - In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 will be effective for the Company beginning in its first quarter of 2018. The Company is currently evaluating the impact of adopting ASU 2016-09 on its consolidated financial statements.

2.	Leases - In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating the impact of adopting ASU 2016-02 on its financial statements.

3.	Financial Instruments - In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company beginning in its first quarter of 2019. The Company does not believe the adoption of ASU 2016-01 will have a material impact on its consolidated financial statements.

4.	Revenue Recognition - In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

10

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION

On July 1, 2016 (the "Closing Date"), the Company, through its wholly owned subsidiary Kornit Digital North America Inc., acquired the digital direct to garment printing assets of SPSI  Inc., a North American distributor and service provider for graphic arts, printing and garment decoration solutions. Under the related acquisition agreement, the total consideration of $11,443 which compromised of the following:

-	$9,206 in cash paid on the Closing Date, of which $741 is held in escrow for one year following the Closing Date.

-	Milestone-based contingent payments in a total of up to $2,700 payable in 2016, 2017 and 2018. The milestone-based contingent payments are subject to the acquired business territory meeting revenues targets between the Closing Date and December 31, 2016 during 2017 and 2018. These milestone-based contingent payments were measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $2,237 ($2,327 as of September 30, 2016).

In addition, the Company incurred acquisition-related costs in a total amount of $493, which are included in general and administrative expenses. Acquisition-related costs include legal, accounting, consulting fees and other external costs directly related to the acquisition.

The main reasons for this acquisition is to improve connectivity with customers by expanding its leadership position in the digital textile market as well as providing direct access to a large number of traditional screen printing customers.

Purchase price allocation:

Under business combination accounting principles, the total purchase price was allocated to SPSI's net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

The purchase price allocation for the acquisition has been determined at the follows:

	Fair Value	Amortization period (years)
Tangible Assets
Inventory	$3,472

Intangible Assets:
Customer Relationships (*)	$2,614	5.0
Non-competition agreement (**)	265	4.0
Goodwill	5,092	Infinite
Total purchase price	$11,443

(*) Customer relationships represent the underlying relationships and agreements with SPSI’s installed customer base and are amortized over the useful life of the agreements using straight-line method.

(**) Non-competition agreement is amortized over the useful life of the agreement using straight-line method.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	ACQUISITION (Cont.)

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of SPSI's installed base. In its allocation, the Company conducted the valuation of intangible assets based on a market participant approach to valuation using an income approach and considered the report of an independent third party valuation firm and estimates and assumptions provided by management.

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	September 30, 2016
	Unaudited
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$12,062	$10	$(3)	$12,069
Matures after one year through three years:
Corporate debentures	26,041	116	(12)	26,145

Total	$38,103	$126	$(15)	$38,214

	December 31, 2015
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$4,533	$-	$(6)	$4,527
Matures after one year through three years:
Corporate debentures	29,373	1	(222)	29,152

Total	$33,906	$1	$(228)	$33,679

All investments with an unrealized loss as of September 30, 2016 are with continuous unrealized losses for less than 12 months.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" defines fair value and establishes a framework for measuring fair value.

According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level I:	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level II:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level III:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company measures its marketable securities, foreign currency derivative contracts and the contingent payments obligation in connection with acquisition (the "Contingent Payments") at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Payments are classified within level III as the valuation inputs are based on significant inputs not observable in the market.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of September 30, 2016 and December 31, 2015 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of September 30, 2016
	Unaudited
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities		$38,214	-	$38,214
Foreign currency derivative contracts	-	86	-	86
Total financial assets	-	$38,300	-	$38,300

Liabilities:
Total payment obligation related to acquisition	-	-	$2,327	$2,327
Total liabilities	-	-	$2,327	$2,327

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities		$33,679		$33,679

Liabilities:
Foreign currency derivative contracts	-	30	-	30
Total financial assets	-	$30	-	$30

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2016	$-
Payment obligation related to acquisition	2,237
Accretion of payments obligation	90

Total fair value as of September 30, 2016 (Unaudited)	$2,327

The fair value of the payment obligation related to acquisition was estimated based several factors of which the most significant is the Company's revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 15%. Payment obligation related to acquisition are revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operation expenses in the consolidated results of operations in the period the estimated fair value changes. Payment obligation related to acquisition will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal years 2016, 2017 and 2018. Accretion of the payment obligation related to acquisition is included in financial expenses, net.

NOTE 6:-	INVENTORIES

	September 30,	December 31,
	2016	2015
	(Unaudited)

Raw materials and components	$12,006	$8,724
Finished products (*)	10,949	7,079

	$22,955	$15,803

(*)	Inventory write-off amounted to $920 and $799 for the nine months ended September 30, 2016 and 2015, respectively.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

Intangible assets are comprised of the following:

	September 30,	December 31,
	2016	2015
	Unaudited
Original amount:
Acquired technology	$1,566	$1,566
Customer relationships	2,614	-
Non-competition agreement	265	-
	4,445	1,566
Accumulated amortization:
Acquired technology	713	543
Customer relationships	130	-
Non-competition agreement	16	-
	859	543
Other intangible assets ,net:
Acquired technology	853	1,023
Customer relationships	2,484	-
Non-competition agreement	249	-

	$3,586	$1,023

The estimated future amortization expense of other intangible assets as of September 30, 2016 for the years ending:

Year ending December 31,
2016	$201
2017	689
2018	689
2019	689

Thereafter	1,318

$3,586

NOTE 8:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815," Derivatives and Hedging" which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts“), to manage exposure to foreign currency risks, by hedging a portion of the Company's forecasted expenses denominated in New Israeli Shekels expected to occur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	DERIVATIVES AND HEDGING ACTIVITIES (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial income (expenses), net".

As of September 30, 2016 and December 31, 2015, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $ 2,319 (unaudited) and $8,453, respectively.

As of September 30, 2016, the fair value of the Company's outstanding derivatives designated as cash flow hedging instruments was $86 (unaudited) which is included within ”Other accounts receivable and prepaid expenses” in the balance sheet.

As of December 31, 2015, the fair value of the Company's outstanding derivatives designated as cash flow hedging instruments was $30 which is included within ”Other accounts other payables and accrued expenses” in the balance sheet.

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of September 30, 2016, the Company has three lines of credit with Israeli banks for total borrowings of up to $5 million, all of which was undrawn as of September 30, 2016. These lines of credit are unsecured and available subject to the Company maintenance of a 30% ratio of total shareholders' equity to total assets. Interest rates across these credit lines varied from 1.5% to 2.3% as of September 30, 2016. Any borrowings under the credit lines would become repayable if Fortissimo Capital ceases to be the company controlling shareholder (which for this purpose generally requires Fortissimo Capital to continue to hold 25% of the company outstanding ordinary shares).

b.	Purchase commitments:

The Company estimates that at September 30, 2016, it had 13,865 of purchase commitments for inventory from vendors.

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	Royalty Commitments:

Under the Company's agreement for purchasing print heads and other products, which was amended and restated in 2015, the Company is obligated to pay royalties at a rate set forth in the agreement up to an agreed maximum amount of the Company’s annual ink revenues.

Royalties'- expenses for the nine months ended September 30, 2016 and 2015 were $469 and 587, respectively.

e.	Guarantees:

As of September 30, 2016, the Company provided two bank guarantees of $ 367 in the aggregate for its rented facilities.

NOTE 10:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Nine months ended September 30,
	2016	2015
	Unaudited
Numerator for basic and diluted net earnings per share:

Net income	$8	$2,660

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	30,474,462	22,814,312
Effect of dilutive securities:
Employee stock options	1,265,447	1,920,207

Denominator for diluted net earnings per share	31,739,909	24,734,519

Basic net earnings per share	$0.00	$0.12

Diluted net earnings per share	$0.00	$0.11

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY

Share based compensation

a.	The fair value for options granted in the periods presented is estimated at the date of grant using a binomial option-pricing model with the following weighted average assumptions:

	Nine months ended September 30,
	2016	2015
	Unaudited

Suboptimal exercise multiple	1.0-1.5	2.0-2.5
Risk free interest rate	0.5%-1.83%	0.2%-2.2%
Volatility	53%-60%	50%-55%
Dividend yield	0%	0%

b.	The following is a summary of the Company's stock options activity for the nine months ended September 30, 2016:

	Number of shares upon exercise	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (1)
	Unaudited

Outstanding at December 31, 2015	2,769,004	$4.74	7.19	$18,580
Granted	771,200	9.97	9.83
Exercised	408,036	1.53	4.12
Forfeited	113,617	6.97	7.47

Outstanding at September 30, 2016	3,018,551	$6.42	7.58	$11,879

Exercisable at September 30, 2016	1,202,307	$3.37	5.64	$7,895

Vested and expected to vest at September 30, 2016	2,671,106	$5.98	7.36	$11,512

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable as of September 30, 2016 is based on the share price of the Company's ordinary shares as of September 30, 2016 which was $9.38 per share.

The weighted average fair value of options granted during the nine months ended September 30, 2016 was $5.54.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

c.	The following table shows the total share-based compensation expense included in the interim consolidated statements of operations:

	Nine months ended September 30,
	2016	2015
	Unaudited

Cost of revenues	$337	$197
Research and development	125	208
Selling and marketing	435	339
General and administrative	1,183	882

Total share-based compensation expense	$2,080	$1,626

NOTE 12:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized gain (loss) on available-for-sale marketable securities	Unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Nine months ended September 30, 2016:

Beginning balance	$(227)	$(28)	$(28)	$(283)
Other comprehensive income before reclassifications	340	152	22	514
Amounts reclassified from accumulated other comprehensive loss	(2)	(62)	-	(64)
Net current period other comprehensive income loss	338	90	22	450
Ending Balance	$111	$62	$(6)	$167

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SELECTED STATEMENTS OF INCOME DATA

Financial income (expenses), net:

	Nine months ended
	2016	2015
	Unaudited
Financial income:

Interest on bank deposits and other	$151	$98
Foreign currency translation differences	1,720	830
Interest on marketable securities	780	69

	2,651	997
Financial expenses:

Bank charges	(181)	(143)
Foreign currency translation differences	(2,039)	(998)
Amortization of premium (accretion of discount), net	(338)	(26)

Total financial income (expense)	$93	$(170)

NOTE 14:-	TAXES ON INCOME

a.	Income before taxes on income is comprised as follows:

	Nine months ended September 30,
	2016	2015
	Unaudited

Domestic	$(1,051)	$1,803
Foreign	1,770	1,596

	$719	$3,399

20

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	TAXES ON INCOME (Cont.)

b.	Taxes on income are comprised as follows:

	Nine months ended September 30,
	2016	2015
	Unaudited

Current taxes	$1,079	$815
Deferred taxes	(368)	(76)

	$711	$739

Domestic	$-	$72
Foreign	711	666

	$711	$739

	Nine months ended September 30,
	2016	2015
	Unaudited

Domestic taxes:

Current taxes	$-	$72

Foreign taxes:

Current taxes	1,079	743
Deferred taxes	(368)	(76)

Taxes on income	$711	$739

The effective tax rate is higher than the Israeli statutory tax rate primarily because of domestic losses for which a valuation allowance was provided.

21